Exhibit (h)(32)

Amendment to Administration, Bookkeeping and Pricing Services Agreement

This Amendment dated as of May 1, 2013 (this “Amendment”) is to the Administration, Bookkeeping and Pricing Services Agreement dated September 13, 2011 (the “Agreement”), by and between ALPS Fund Services, Inc., a Colorado corporation (“ALPS”), and Financial Investors Trust, a Delaware statutory trust (the “Trust”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, ALPS and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Effective as of the date of this Amendment, Appendix A to the Agreement is replaced in its entirety with the new Appendix A attached hereto and incorporated by reference herein.

2.	Effective as of the date of this Amendment, Appendix C to the Agreement is replaced in its entirety with the new Appendix C attached hereto and incorporated by reference herein.

3.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

FINANCIAL INVESTORS TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Edmund J. Burke	By:	/s/ Jeremy O. May
Name: Edmund J. Burke		Name: Jeremy O. May
Title: President		Title: President

Appendix A

List of Funds

Grandeur Peak Global Opportunities Fund

Grandeur Peak International Opportunities Fund

Grandeur Peak Global Reach Fund

Grandeur Peak Emerging Markets Opportunities Fund

APPENDIX C

COMPENSATION

Up to 3 Funds Receiving Administrative, Bookkeeping and Pricing Services Under the Agreement:

Greater of $285,000 annual minimum or the following basis point fee schedule:

Annual Net Assets	Basis Points
Between $0 - $500M	5.0
$500M - $1B	3.0
Above $1B	2.0

4 Funds Receiving Administrative, Bookkeeping and Pricing Services Under the Agreement:

Greater of $360,000 annual minimum or the following basis point fee schedule:

Annual Net Assets	Basis Points
Between $0 - $800M	5.0
$800M - $1.3B	3.0
Above $1.3B	2.0

All out-of-pocket expenses are passed through to the Trust at cost, including but not limited to: third-party security pricing and data fees, Bloomberg fees, PFIC Analyzer, Gainskeeper fees, Blue Sky permit processing fees and state registration fees, SAS70 control review reports, travel expenses to Board meetings and on-site supervisory reviews, Board book/materials printing and mailing, fulfillment costs, 22c-2 fees, customized programming/enhancements, wire fees and other bank charges, printing and mailing fees, postage and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under this Agreement.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.